Exhibit 99.1

LAIX Inc. Filed 2019 Annual Report on Form 20-F

SHANGHAI – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that the Company has filed its annual report on Form 20-F that includes its audited financial statements for three years ended December 31, 2019 with the Securities and Exchange Commission on April 16, 2020. The annual report is available on the Company’s website at ir.laix.com.

The Company will provide a hard copy of the annual report, free of charge, to its shareholders and ADS holders upon written request. Requests should be directed to Investor Relations, LAIX Inc., Floor 3, Building B, Changyang Chuanggu, 1687 Changyang Road, Yangpu District, Shanghai 200082, People’s Republic of China.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com